SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 2

                            (Name of Subject Company)

                    Winthrop Partners 79 Limited Partnership

                       A Massachusetts limited partnership

                              at $410 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

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         Transaction Valuation*                         Amount of Filing Fee
                $820,000                                        $164
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,000 Units at a purchase price of $410 per Unit in the Partnership.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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        Amount Previously Paid:   $164           Filing Party: Equity Resource
                                                               Lexington Fund LP

        Form of Registration No.: Schedule TO/A  Date Filed:   April 26, 2002
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================================================================================

                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on April 26, 2002 (as amended, the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,000 units (the "Units") of limited partnership interests in Winthrop Partners 79 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $375 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 12, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         Item 1--Summary Term Sheet

                  The thirteenth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "Will there be any change to the Partnership or my Units if I decide not to tender my Units?

                  It is expected that following the offer, the business and operations of the Partnership will be continued substantially as they are currently being conducted today. We are acquiring the Units for investment purposes only, not with a view toward affecting management of the Partnership. You should note, however, that if we purchase an additional 2,000 Units, the Lexington Fund and affiliated funds controlled by Equity Resources Group will own 24.03% of the outstanding Units. Although this would not represent a majority interest, this increase in ownership would give us and our affiliates increased control over any vote of the limited partners. See "THE OFFER--Section 8--Future Plans" and "THE OFFER--Section 14--Voting Power.""

         Item 4--Terms of the Transaction

         The Offer

                  Section 2 "Proration; Acceptance for Payment and Payment for Units" is amended in its entirety to read as follows:

                  "If fewer than 2,000 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all of those Units so tendered.

                  If more than 2,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 2,000 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units.

                  In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable. A letter announcing the final results of proration will be mailed to all tendering limited partners and a press release announcing the final results of proration will be released. The Purchaser will not pay for any Units tendered until after the final results of proration have been determined.

                  If, prior to the Expiration Date, the Purchaser increases the Offer Price, the increased Offer Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not those Units were tendered prior to such increase."

                  The third paragraph of Section 3 "Procedures for Tendering Units" is amended in its entirety to read as follows:

                  "Backup Federal Income Tax Withholding. A tendering Limited Partner must verify that Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale. Any Limited Partner wishing to tender Units under the Offer who is subject to backup withholding, including nonresident aliens and foreign corporations, should contact the Purchaser's information agent for information regarding the tender procedure for limited partners subject to backup withholding."

                  The first paragraph of Section 4 "Withdrawal Rights" is amended in its entirety to read as follows:

                  "Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. In addition, limited partners have a right to withdraw tendered shares at any time after the expiration of the offer until we accept Units for payment. Tendering limited partners will additionally have withdrawal rights as provided under Exchange Act 14(d)(5)."

                  The second paragraph of Section 4 "Extension of Tender Period; Termination; Amendment" is amended in its entirety to read as follows:

                  "Any extension, or amendment will be followed as promptly as practicable by a mailing notifying each Limited Partner, the mailing in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. Any extension or amendment will be announced by press release on the date of the amendment or extension in accordance with Rule 14e-1(d). Any mailing or press release announcing an amendment or extension will include the approximate number of Units tendered at the time of the extension or amendment."

                  The third paragraph of Section 7 "Purpose and Effects of the Offer" is amended in its entirety to read as follows:

                  "Included in the GP Valuation were proceeds from the sale of one of the Partnership's properties. The proceeds of that sale were subsequently distributed to limited partners. As a result, the Purchaser deducted the distribution from that sale ($46.58/Unit) from the GP Valuation. With this deduction, the Purchaser arrived at a net asset value of $528.42 per Unit. The Purchaser also considered, though it didn't directly factor it into its valuation, the fact that the Partnership has distributed a significant portion of its cash reserves over the past two years. The Purchaser did discount the net asset value 30% based on the long-term illiquid nature of the Units, the Unitholders' lack of control over the Partnership's operations and the uncertainty concerning the Partnership's future operations. With this discount, the Purchaser arrived at a fair market value of $370 per Unit. Applying an illiquidity discount is standard for real estate limited partnerships. According to the January/February 2002 Partnership Spectrum, the average annual discounts applied to the purchase of minority interests in publicly-registered real estate limited partnerships since 1992 have ranged from 25% to 44%."

                  Section 14 "Voting Power" is amended in its entirety to read as follows:

                  "Though the Lexington Fund currently owns no units in the Partnership, funds controlled by Equity Resources Group currently own 403.35 Units, representing 4.03% of the Partnership's outstanding Units. If the Purchaser purchases an additional 2,000 Units, the Lexington Fund and the funds controlled by Equity Resources Group will own 24.03% of the Partnership's outstanding Units. Although this would not represent a majority interest, this increase in ownership would give the Lexington Fund and the funds controlled by Equity Resources Group increased control over any vote of the Limited Partners."

                  Section 15 "Certain Conditions of the Offer" is amended to include the following:

                  "The Purchaser confirms that it had disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer."

         Item 5-- Past Contacts, Transactions, Negotiations and Agreements

                  Section 9--"Past Contact and Negotiations with General Partner" is amended in its entirety to read as follows:

                  "Since 1983, and continuing until the date of this Offer, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the general partner of the Partnership with regard to these affiliates' ownership of Units and other partnership interests in which the general partner of the

                  Partnership is affiliated. These conversations have principally involved requests to obtain the list of Limited Partners and other information concerning the Partnership. In 2000, as a result of these conversations, an affiliate of the Purchaser entered into an agreement with Winthrop Financial Associates, a Maryland limited partnership. Winthrop Financial Associates is the manger of the general partners of the Partnership. One part of this agreement gives Winthrop Financial Associates the option to acquire up to 50% of all units which the Purchaser acquires in certain partnerships, including this Partnership, on the same terms as the Purchaser. In the past, Winthrop Financial Associates has exercised this option with regard to some offers made by the Purchaser for units in other partnerships and has declined to exercise this option with regard to other offers made by the Purchaser for units in other partnerships. In its response to the Purchaser's Offer, Winthrop Financial Associates has indicated that it will exercise its right to acquire 50% of the Units tendered as a result of the Offer.

                  Neither the Partnership, the General Partner or any of their affiliates have disclosed to the Purchaser or disclosed in any filings made by the Partnership with the SEC, any plans or intentions to liquidate the Partnership."

         Item 7--Source and Amount of Funds or Other Consideration

                  Section --"Source and Amount of Funds" is amended in its entirety to read as follows:

                  "The Purchaser expects that approximately $750,000 (exclusive of fees and expenses) will be required to purchase 2,000 Units, if tendered. The Purchaser will either use cash on hand or will obtain those funds from capital contributions from its members, each of whom have an aggregate net worth substantially in excess of the amount required to be contributed to the Purchaser to purchase the 2,000 Units. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser and its members have adequate cash and cash equivalents to fund payment to selling limited partners. As of April 22, 2002, the Purchaser had over $700,000 in cash on hand and total assets in excess of $5,000,000. The members of the Partnership have informed the Partnership that they will contribute any amount required to purchase the 2,000 Units. No third-party financing is required in connection with the Offer. The Purchaser represents to all tendering Limited Partners that the Purchaser has the financial wherewithal to accept for payment and thereby purchase all 2,000 Units which the Purchaser has offered to purchase in this Offer to Purchase. No alternative financing plan exists."

         Item 11--Additional Information

         Item 11 is hereby amended to add the following:

                  "The information set forth in the agreement of sale and assignment attached hereto as Exhibit (a)(7). The agreement between the Purchaser and the general partner discussed in "THE OFFER--Section 9--"Past Contact and Negotiations with General Partner" attached hereto as Exhibit (d)."

         Item 12--Exhibits

                  Item 12 is hereby amended by adding the following exhibits, each of which is attached:

                  (a)(8) Agreement of Sale and Assignment.

                  (d)    Agreement between Purchaser and General Partner

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 1, 2002    Equity Resource Lexington Fund Limited Partnership,
                               a Massachusetts limited partnership

                               By: /s/ Eggert Dagbjartsson
                                   -----------------------------------------
                                       Eggert Dagbjartsson
                                       General Partner

                               Equity Resources Group, Inc.
                               A Massachusetts Corporation

                               By: /s/ Eggert Dagbjartsson
                                   -----------------------------------------
                                       Eggert Dagbjartsson
                                       Executive Vice President

                               Eggert Dagbjartsson

                               By: /s/ Eggert Dagbjartsson
                                   -----------------------------------------
                                       Eggert Dagbjartsson
                                       Eggert Dagbjartsson

                                  EXHIBIT INDEX


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Exhibit No.                               Description
-----------                               -----------
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(a)(1) -            Offer to Purchase, dated April 12, 2002*
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(a)(2) -            Transmittal letter, dated April 12, 2002*
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(a)(3) -            Agreement of Sale*
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(a)(4)              Summary Advertisement*
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(a)(5)--            Letter, dated April 26, 2002, from the Purchaser to the
                    limited partners of the Partnership*
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(a)(6)--            Agreement of Sale and Assignment*
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(a)(7)--            Press release, dated April 26, 2002*
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(a)(8)--            Agreement of Sale and Assignment
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(b) -               Not applicable.
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(c) -               Not applicable.
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(d) -               Agreement between Purchaser and General Partner.
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(e) -               Not applicable.
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(f) -               Not applicable.
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(g)                 Not applicable
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(h)                 Not applicable.
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* Previously filed